Exhibit 21.1

Subsidiaries of Cardinal Infrastructure Group Inc.

Name*	State or Other Jurisdiction of Incorporation or Organization

Cardinal Civil Contracting, LLC	North Carolina

Aviator Paving Company, LLC	North Carolina

Aviator Paving Company Charlotte, LLC	North Carolina

Cardinal Civil Contracting NC, LLC	North Carolina

Civil Drilling & Blasting, LLC	North Carolina

Cardinal Civil Contracting Triad, LLC	North Carolina

Civil Transport, LLC	North Carolina

Civil Underground And Boring Company, LLC	North Carolina

Cardinal Civil Contracting Charlotte, LLC	North Carolina

Cardinal Civil Contracting Holdings LLC	Delaware

A.L. Grading Contractors, LLC	Georgia

*	This list omits subsidiaries that would not constitute a “significant subsidiary” pursuant to Rule 102(w) of Regulation S-X.